UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of November, 2010

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on November 4, 2010: Jacada Reports Third Quarter 2010 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ ROBERT C. ALDWORTH
		Name:	Robert C. Aldworth
		Title:	Chief Financial Officer

Dated:	November 4, 2010

Jacada Reports Third Quarter 2010 Results

ATLANTA--(BUSINESS WIRE)--November 4, 2010--Jacada Ltd. (Nasdaq: JCDA), a leading provider of customer experience management and process optimization solutions, today reported financial results for the third quarter ending September 30, 2010.

Third Quarter 2010 Highlights

  Third quarter revenues were $5.0 million, representing a 29% increase over third quarter 2009 revenues and an 11% increase over second quarter 2010 revenues
  A net loss of $1.5 million was generated during the quarter as compared to net losses of $2.0 million during the 2009 third quarter and $1.7 million during the 2010 second quarter
  Bookings during the 2010 third quarter were $4.3 million as compared to $3.8 million during the 2009 third quarter and $2.6 million during the 2010 second quarter

“Our total revenues are up 32% for the nine months ended September 30, 2010 as compared to the first nine months of 2009,” commented Tom Clear, chief executive officer of Jacada. “The increase was driven by bookings from existing customers and from improved services execution. Overall margins improved both in the current quarter and year to date periods in relation to the 2009 periods. While the business case for our solutions continues to be compelling, our sales cycles, in the current economic environment, continue to be long. The recently implemented cost reductions, which were announced in conjunction with our 2010 second quarter results, are designed to better align costs with our current business levels and are beginning to help minimize the use of our cash.”

Financial Results

For the third quarter of 2010, total revenues were $5.0 million compared to $3.9 million in the third quarter of 2009, representing an increase of 29%. Software revenues for the 2010 third quarter were $455K compared to $55K during the 2009 third quarter. Services revenues were $3.9 million in the 2010 third quarter and $3.3 million in the 2009 third quarter. Maintenance revenues were $651K and $492K in the 2010 and 2009 third quarters, respectively.

Gross margins were 39% and 37% of total revenues during the 2010 and 2009 third quarters, respectively. In 2010, we have continued the implementation of several material contracts signed at the end of 2009 and early 2010, thus increasing revenues and improving margins.

Total operating expenses for the 2010 and 2009 third quarters remained relatively flat at $3.5 million. Operating expenses in 2010 included approximately $0.2 million in restructuring costs and expenses associated with the previously announced cost reduction plan.

The 2010 third quarter net loss improved to $1.5 million or ($0.09) per share compared to a net loss of $2.0 million or ($0.12) per share in the third quarter of 2009, resulting from a growth in revenues, improving margins and a reduction in operating expenses during the periods.

For the nine month periods ending on September 30, 2010 and 2009, respectively, total revenues were $14.5 million and $10.9 million and gross profits were $5.5 million or 38% of total revenues and $3.1 million or 28% of total revenues. During the nine month period ending September 30, 2010, we incurred a net loss of $5.0 million or ($0.30) per share and, in the comparable 2009 period, we posted a net loss of $6.9 million or ($0.42) per share.

At the end of the 2010 third quarter, cash and investments were $19.5 million, compared to $19.9 million at the end of the 2010 second quarter and $23.8 million at December 31, 2009

Conference Call Details

Management will hold a conference call to discuss the third quarter 2010 financial results at 10:30am ET on November 4, 2010. To participate in the teleconference, please call toll-free 888.679.8037 or 617.213.4849 for international callers, and provide passcode 28273065 approximately 10 minutes prior to the start time.

Interested parties may pre-register for the teleconference via this URL: https://cossprereg.btci.com/prereg/key.process?key=PJVEV93Q7. A (live audio) webcast will also be available over the Internet at www.jacada.com (under "About Us" then "Investors") or www.earnings.com.

A replay of the teleconference will be available for three days beginning at 1:30 p.m. ET on November 4, 2010. To access the replay, dial toll-free 888-286-8010, or for international callers 617-801-6888, and provide pass code 49386007.

About Jacada

Jacada provides solutions that optimize and improve the effectiveness of customer interactions. Jacada unified desktop and process optimization solutions help companies reduce the cost of their operations, drive customer satisfaction and provide a complete return on investment in as little as 12 months after deployment.

Founded in 1990, Jacada operates globally with offices in Atlanta, USA; Herzliya, Israel; London, England; Munich, Germany; and Stockholm, Sweden. More information is available at www.jacada.com, www.jacada.com/blog, www.jacada.com/facebook and www.jacada.com/twitter.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	Unaudited
Revenues:
Software licenses	$455	$55	$1,585	$692
Services	3,878	3,327	11,010	8,431
Maintenance	651	492	1,856	1,792

Total revenues	4,984	3,874	14,451	10,915

Cost of revenues:
Software licenses	65	27	197	174
Services	2,793	2,253	8,134	7,119
Maintenance	199	174	582	520

Total cost of revenues	3,057	2,454	8,913	7,813

Gross profit	1,927	1,420	5,538	3,102

Operating expenses:
Research and development	926	859	2,746	2,693
Sales and marketing	1,236	1,273	4,141	4,430
General and administrative	1,126	1,388	3,579	3,542
Restructuring	196	-	196	-

Total operating expenses	3,484	3,520	10,662	10,665

Operating loss	(1,557)	(2,100)	(5,124)	(7,563)
Financial income, net	58	44	107	669

Loss before taxes	(1,499)	(2,056)	(5,017)	(6,894)
Taxes	(10)	19	(11)	(19)

Net loss	(1,509)	(2,037)	(5,028)	(6,913)

Basic and diluted net earnings loss per share	$(0.09)	$(0.12)	$(0.30)	$(0.42)

Weighted average number of shares used in computing basic and diluted net loss per share	16,636,534	16,569,721	16,632,093	16,562,959

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2010	2009
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents *)	$7,756	$12,624
Marketable securities *)	1,274	6,210
Trade receivables	4,865	4,949
Restricted cash *)	416	557
Other current assets	1,421	1,885

Total current assets	15,732	26,225

LONG-TERM INVESTMENTS:
Marketable securities *)	10,044	4,456
Severance pay fund	177	286

Total long-term investments	10,221	4,742

PROPERTY AND EQUIPMENT, NET	912	994

GOODWILL	3,096	3,096

Total assets	$29,961	$35,057

*) Total Cash and Investments including restricted cash	$19,490	$23,847

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,349	$1,194
Deferred revenues	1,084	685
Accrued expenses and other liabilities	2,070	2,398

Total current liabilities	4,503	4,277

LONG-TERM LIABILITIES:
Accrued severance pay	379	505
Other long-term liabilities	64	123

Total long-term liabilities	443	628

SHAREHOLDERS' EQUITY:
Share capital	60	60
Additional paid-in capital	75,885	75,422
Treasury shares at cost	(17,863)	(17,863)
Accumulated other comprehensive income (loss)	(294)	278
Accumulated deficit	(32,773)	(27,745)

Total shareholders' equity	25,015	30,152

Total liabilities and shareholders' equity	$29,961	$35,057

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	Unaudited

Cash flows from operating activities:

Net loss	$(1,509)	$(2,037)	$(5,028)	$(6,913)
Less: Net loss from discontinued operations, net of taxes	-	-	-	-

Net loss from continuing operations	(1,509)	(2,037)	(5,028)	(6,913)

Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation and amortization	127	130	374	442
Stock-based compensation related to options granted to employees, non employees and directors	100	220	389	568
Accrued interest and amortization of premium on marketable securities	(15)	(16)	112	105
Gain from sales of marketable securities	-	-	(9)	(353)
Decrease in accrued severance pay, net	(9)	(20)	(17)	(242)
Decrease (increase) in trade receivables, net	46	(2,123)	84	187
Decrease (increase) in other current assets	(290)	(397)	474	705
Increase (decrease) in trade payables	(7)	410	(326)	(20)
Increase (decrease) in deferred revenues	(115)	(228)	483	(173)
Increase (decrease) in accrued expenses and other liabilities	291	(149)	110	(1,195)
Decrease in other long-term liabilities	(20)	(20)	(59)	(42)
Other	15	-	56	-

Net cash used in operating activities from continuing operations	(1,386)	(4,230)	(3,357)	(6,931)
Net cash used in operating activities from discontinued operations	-	(18)	-	(248)

Net cash used in operating activities	(1,386)	(4,248)	(3,357)	(7,179)

Cash flows from investing activities:

Investment in available-for-sale marketable securities	-	-	(10,992)	(5,913)
Proceeds from sale and redemption of available-for-sale marketable securities	-	1,262	9,727	19,541
Short term deposits, net	-	(5)	-	(1,889)
Decrease in restricted cash held by trustee	-	2,655	141	2,642
Proceeds from sale of property and equipment	-	-	7	-
Purchase of property and equipment	(19)	(50)	(357)	(244)

Net cash (used in) provided by investing activities from continuing operations	(19)	3,862	(1,474)	14,137

Cash flows from financing activities:
Proceeds from exercise of stock options	-	6	75	65

Net cash provided by financing activities from continuing operations	-	6	75	65

Effect of exchange rate changes on cash	229	17	(112)	183

Increase (decrease) in cash and cash equivalents	(1,176)	(363)	(4,868)	7,206
Cash and cash equivalents at the beginning of the period	8,932	18,628	12,624	11,059

Cash and cash equivalents at the end of the period	$7,756	$18,265	$7,756	$18,265

CONTACT:
Jacada
Bob Aldworth, 770-776-2267
Chief Financial Officer
BAldworth@jacada.com
or
Jennifer Childress, 770-776-2239
Marketing Director
jchildress@jacada.com